EXHIBIT 99.1

ING makes climate progress, calls for collaborative effort

ING makes climate progress, calls for collaborative effort

ING today published its annual Climate Report, giving an overview of the progress we are making in climate action. The report provides details on our integrated approach to climate action and outlines how our financing impacts climate change; including steering our loan book towards global net-zero 1.5 degree climate goals, providing green financing and advice to clients and reaching net zero in our own operations. It also addresses how climate change impacts our business, as we work to assess the risks in our portfolio and take action to mitigate them.

“The world looks very different now than in 2021 with the war in Ukraine, high inflation and soaring energy prices,” said ING CEO Steven van Rijswijk. “Everything that’s happening makes us even more determined to achieve our goals and become a banking leader in building a sustainable future for our customers, society and the environment. We’re proud of the steps we’re taking, and the transparency with which we share the progress towards our targets. But none of us can do this alone. For true transformative change to happen, at the increasingly urgent speed it needs to, a concerted collaborative and consensus-based effort across all sections of society is desperately needed. We all have a part to play, and we can all do much more. Let’s do it together, before it’s too late.”

An important element of the report is our progress on steering our portfolio towards global climate goals - our Terra approach. It shows that five sectors are on track: power generation, upstream oil & gas, automotive, commercial real estate and shipping. Two sectors, cement and residential real estate, are within 5% of their pathway, and steel is just above 5% of its pathway. Aviation comes out well above the pathway due to the extraordinary impact that Covid-19 has had on the sector, although it is beginning to trend back to its decarbonisation pathway as the sector recovers.

We have set 2030 interim targets for all nine sectors, on top of our 2050 targets, to stimulate immediate climate action. For eight of the nine sectors, the targets are now aligned with net-zero 1.5 degree climate scenarios. We will update the last one as soon as a scenario is available. Furthermore, we are expanding our approach to additional carbon-intensive sectors to have more impact, e.g. aluminium. Besides steering our lending portfolio towards net-zero climate goals, we also work to link biodiversity, human rights and circular economy to our integrated climate approach.

We continue to adapt our approach to climate-related and environmental disclosures as we build on our expertise in measuring and quantifying climate metrics, and in line with evolving regulatory and methodological developments. This helps us to continuously improve our approach to climate action, including identifying opportunities to help our clients with their net-zero ambitions. The ultimate goal is to support the decarbonisation of the global economy. This year, we’ve aligned the structure of our report with the structure recommended by the Task Force on Climate-related Financial Disclosures (TCFD). This supports standardisation and comparability across the financial sector.

Note for editors

The 2022 Climate Report is available for download here.

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr.

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ING PROFILE
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 57,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability is an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks. ING's Environmental, Social and Governance (ESG) rating by MSCI was affirmed 'AA' in December 2021. As of September 2021, Sustainalytics considers ING’s management of ESG material risk to be ‘strong’, and in June 2022 ING received an ESG rating of 'strong' from S&P Global Ratings. ING Group shares are also included in major sustainability and ESG index products of leading providers STOXX, Morningstar and FTSE Russell.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) effects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties (3) changes affecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of financial markets, including in Europe and developing markets (6) fiscal uncertainty in Europe and the United States (7) discontinuation of or changes in ‘benchmark’ indices (8) inflation and deflation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and related international response measures (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (15) regulatory consequences of the United Kingdom’s withdrawal from the European Union, including authorizations and equivalence decisions (16) ING’s ability to meet minimum capital and other prudential regulatory requirements (17) changes in regulation of US commodities and derivatives businesses of ING and its customers (18) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (19) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (20) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA (21) operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (22) risks and challenges related to cybercrime including the effects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy (23) changes in general competitive factors, including ability to increase or maintain market share (24) inability to protect our intellectual property and infringement claims by third parties (25) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (26) changes in credit ratings (27) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG-related matters (28) inability to attract and retain key personnel (29) future liabilities under defi ned benefit retirement plans (30) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (31) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (32) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.

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